Exhibit 99.1

Press Release Regulated Information 19 May 2017 07:00 am CEST

Celyad Announces First Quarter 2017

Business Update

THINK trial progressing as expected with no drug related safety issues reported

Mont-Saint-Guibert, Belgium – Celyad (Euronext Brussels and Paris, and NASDAQ:CYAD), a leader in the discovery and development of cell therapies, today provided an update on key clinical and operational developments for the first quarter ended March 31, 2017.

FIRST QUARTER 2017 AND RECENT HIGHLIGHTS

●	Initiation of the THINK trial in Belgium and the US in patients with both hematological and solid tumors

●	No drug related safety issues reported to date

●	USPTO upholds Celyad’s U.S. patent related to allogeneic TCR-deficient CAR-T cells

●	In May 2017, granted Novartis a non-exclusive license for its allogeneic TCR-deficient CAR-T cells patents

Dr. Christian Homsy, CEO of Celyad commented: “Celyad had a productive first quarter, setting the tone for the remainder of 2017. Our continued focus on our NKR-T platform has led to important milestones: the initiation of the U.S. arm of our THINK trial, the successful and safe dosing of our first patients with solid, bone marrow and hematological tumors and the demonstration of the safety of our CAR-T NKR-2 product at the first dose tested.”

Patrick Jeanmart, CFO of Celyad added: “The decision of the USPTO to uphold our patent related to allogeneic TCR-deficient CAR-T cells confirmed the strength of our intellectual property, and our license agreement with Novartis demonstrated the intrinsic value of this asset.”

FIRST QUARTER 2017 OPERATIONAL AND FINANCIAL REVIEW

In January, the U.S. Patent and Trade Office (USPTO) decided –for the third time – to uphold Celyad’s U.S. Patent No. 9,181,527, relating to allogeneic human primary T-cells that are engineered to be TCR-deficient and express a CAR. In March, the USPTO rejected another request for a re-examination of the same patent. Celyad’s critical patent remains valid and enforceable.

On the operation side, the THINK trial progressed as expected. The ongoing THINK trial is comprised of two arms: a solid tumor arm, targeting colorectal, pancreatic, ovarian, triple negative breast and bladder cancers, and a liquid arm, targeting Acute myeloid leukemia (AML) and multiple myeloma (MM). All patients in the first dose (3x108) cohort of the solid tumor arm of the trial were dosed successfully with no drug related safety issues reported. The first cohort is composed of two colorectal and one pancreatic patient. In the liquid tumor arm, the first AML patients have been dosed and two MM patients have been recruited.

www.celyad.com   |    1

Press Release Regulated Information 19 May 2017 07:00 am CEST

With consent from the U.S. Food and Drug Administration (FDA) in March, the THINK trial is now global, recruiting patients both in Belgium and in the U.S. In the US, Celyad intends to recruit patients at three clinical centers, two of which have been initiated and approved (Roswell Park (NY) and University of Pittsburgh Medical Centre (PA)).

The Company ended the quarter with €72.4 million in cash. Use of cash over the first quarter of 2017 amounted to €10.2 million, in line with expectations. The company confirms that existing cash and cash equivalents and short term investments are sufficient to fund operating expenses and capital expenditure requirements, based on the current scope of activities, through the first half 2019.

EVENTS SUBSEQUENT TO QUARTER-END:

On April 28, Celyad announced the dosing of the first patient of the second dose (1x109) in the solid tumor arm of its THINK trial. This first ovarian cancer patient was dosed at Roswell Park Cancer Institute (Buffalo, New York).

On May 2, Celyad announced a non-exclusive license agreement with Novartis for Celyad’s US patents related to allogeneic CAR-T cells. This license agreement is related to two targets currently under development by Novartis. The agreement includes Celyad’s intellectual property rights under United States Patent No. 9,181,527 related to allogeneic human primary T-Cells that are engineered to be T-Cell Receptor (TCR) deficient and express a Chimeric Antigen Receptor (CAR).

Under the terms of the agreement Celyad receives an upfront payment and is eligible to receive success based clinical, regulatory and commercial milestone payments. If all success based milestones are achieved, Celyad is eligible to receive payments, including the upfront payment, totalling $96 million. In addition, Celyad will receive single digit royalties based on net sales of the licensed target associated products. Novartis has the option to extend the agreement to additional targets and/or to convert its license into an exclusive license. Celyad retains all rights to grant further licenses to third parties for the use of allogeneic CAR-T cells.

Celyad will not be involved in the development of Novartis’ CAR-T cells. Celyad will continue to focus on the development of its CAR-T pipeline, including its allogeneic NKR-2 T-cell immunotherapy in the EU and US territories and in collaboration with Ono Pharmaceuticals, its partner in Japan, Taiwan and Korea.

On May 11, Celyad announced that the FDA had granted Fast Track designation for its C-Cure® therapy. Celyad intends to leverage this designation to accelerate the search for a strategic partner. The FDA granted Fast Track designation for reduction in mortality, hospitalization and improvement of quality of life in patients with chronic heart failure secondary to ischemic cardiomyopathy with baseline Left Ventricular End-Diastolic Volumes (LVEDV) between 200 and 370ml as Fast Track Development Program.

***END***

www.celyad.com   |   2

Press Release Regulated Information 19 May 2017 07:00 am CEST

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized cellbased therapies. The Company utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, the CAR-T NKR-2, has been evaluated in a single dose – escalation Phase I clinical trial to assess the safety and feasibility of CAR-T NKR-2 cells in patients suffering from AML or MM. This Phase I study was successfully completed in September 2016. Celyad was founded in 2007 and is based in Mont-Saint Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on NASDAQ Global Market, all under the ticker symbol CYAD.

For more information, please contact:

For Europe: Consilium Strategic Communications Chris Gardner and Chris Welsh – T: +44 (0)20 3709 5700 – celyad@consilium-comms.com
For France: NewCap Pierre Laurent and Nicolas Mérigeau – T: + 33(0)1 44 71 94 94 – celyad@newcap.eu
For Belgium: Comfi Gunther De Backer and Sabine Leclercq – T.: +32 (0)2 290 90 90 – celyad@comfi.be
For the U.S.: Stern Investor Relations Will O’Connor and Michael Schaffzin – T.: +1 212.362.1200 – celyad@sternir.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward looking statements, including statements about the potential safety and feasibility of CAR-T NKR-2 cell therapy, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase I clinical trial for CAR-T NKR-2; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses; and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F filed with the SEC on April 8, 2016 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

www.celyad.com   |   3